HSBC

August 27, 2012

Millar Western Forest Products Ltd.
16640 – 111th Avenue
Edmonton, Alberta
Canada

Attention: Mr. Craig Armstrong, President & CEO
Mr. Kevin Edgson, Chief Financial Officer

Dear Sirs:

On the basis of the financial statements and other information provided by you in connection with your request for continued financing, we are pleased to advise that HSBC Bank Canada (the "**Bank**") has authorized and hereby offers to continue to make available to you the credit facilities set forth in the facility letter (the "**Initial Facility Letter**") dated April 16, 2012 issued by the Bank to Millar Western Forest Products Ltd. (the "**Borrower**"), subject to the following amendments:

1. **Credit Facilities**:

1.1. Amendment to the existing operating facility in the principal amount of Cdn.$50,000,000 (the "**Operating Loan**"), which shall be available in Canadian Dollars, or U.S. Dollars to a maximum of the lesser of US$40,000,000 or the U.S. Dollar Equivalent of Cdn.$50,000,000, or any combination thereof, and shall also include:

1.1.1. A swingline loan in the principal amount of Cdn.$10,000,000 or the U.S. Dollar Equivalent thereof (the "**Swingline Sub-Facility**");

1.1.2. a reduced bank guarantee and letter of credit facility in the principal amount of Cdn.$25,000,000 (reduced from Cdn.$50,000,000) or the U.S. Dollar Equivalent thereof (the "**B/G Sub-Facility**"); and

1.1.3. a demand revolving import line in the principal amount of Cdn.$400,000 (the "**Import Loan Sub-Facility**");

provided that the aggregate of all Canadian Dollar advances and the Canadian Dollar Equivalent of all U.S. Dollar advances outstanding under the Operating Loan including direct advances under the Swingline Sub-Facility together with the face amount of all Canadian Dollar bank guarantees or letters of credit and the Canadian Dollar Equivalent of all U.S. Dollar bank guarantees or letters of credit issued and outstanding under the B/G Sub-Facility and the face amount of all outstanding documentary credits under the Import Loan Sub-Facility, shall at no time exceed Cdn.$50,000,000;

HSBC Bank Canada
Vancouver Main Branch, Suite 200 - 885 West Georgia Street, Vancouver, B.C. V6C 3G1
Tel: (604) 685-1000 Fax: (604) 641-1808

1.2. Confirmation of the existing demand foreign exchange contract line of US$120,000,000 in respect of which the exchange risk limit is the equivalent of Cdn.$18,144,000 (the "**F/X Facility**"); and

1.3. Confirmation of the existing corporate MasterCard facility in the principal amount of Cdn.$100,000 (the "**MasterCard Facility**"),

(collectively, the "**Loans**").

2. **Availability:**

So long as there are no Events of Default which are continuing, the Loans shall be made available to the Borrower upon satisfaction of the conditions precedent set forth in Section 6 below and on the following basis:

2.1. subject to the Margin Requirements, the Operating Loan may, at the Borrower's option, be made available by:

2.1.1. direct advances in Canadian or U.S. Dollars either under the Swingline Sub-Facility or Operating Loan;

2.1.2. LIBOR Advances pursuant to Section 8.2 in the Initial Facility Letter; or

2.1.3. Bankers' Acceptances or BA Equivalent Loans subject to the provisions of Section 6 of Schedule A in the Initial Facility Letter as amended by this first supplemental facility letter,

or any combination thereof;

2.2. subject to the conditions set out in Section 1.1, the Borrower may obtain advances under the Swingline Sub-Facility by way of current account overdraft provided that the aggregate amount of such advances under the Swingline Sub-Facility will not at any time exceed the aggregate of the Canadian Dollars and the Canadian Dollar Equivalent of United States Dollars outstanding thereunder, to a maximum of Cdn.$10,000,000; provided that the Swingline Sub-Facility shall be repaid either by the Borrower directly from its own resources or if and to the extent there are direct advances outstanding thereunder from each direct advance under the Operating Loan that is not made under the Swingline Sub-Facility; and

2.3. the F/X Facility and the MasterCard Facility shall continue to be made available on the basis set forth in the Initial Facility Letter.

3. **Repayment:**

3.1. Section 7.1 of the Initial Facility Letter shall be deleted and replaced with the following:

"7.1 All amounts outstanding under the Operating Loan (including under the Swingline Sub-Facility) and the F/X Facility shall be repaid upon the occurrence of an Event of Default, provided that unless and until the occurrence of an Event of Default:

7.1.1 the Borrower shall pay interest, as provided under the heading "Interest and Fees" below, in respect of all amounts outstanding under the Operating Loan, including, without limitation, all direct advances and any amounts advanced by the Bank from time to time as a result of call for payment made under any bank guarantee or letter of credit issued pursuant to the B/G Sub-Facility or under any documentary credits issued pursuant to the Import Loan Sub-Facility and any amounts advanced by the Bank from time to time upon the maturity of any Bankers' Acceptances or BA Equivalent Loans, such payments to be made:

(a) in the case of any advances (collectively, "**LIBOR Advances**" and any one a "**LIBOR Advance**") made under the Operating Loan in respect of which the Borrower has, in accordance with the terms of this Facility Letter, selected an interest rate based upon LIBOR, on the last day of the applicable LIBOR Period or every three months, whichever is earlier; and

(b) in the case of all other amounts advanced and remaining outstanding under the Operating Loan, on the last day of each and every month for so long as the Operating Loan remains available and has not been cancelled;

7.1.2 upon any advances made by the Bank at the Borrower's request under the Operating Loan (and for greater certainty not under the Swingline Sub-Facility), proceeds of the advances shall firstly be used to repay all amounts advanced and outstanding under the Swingline Sub-Facility with the balance to be made available to the Borrower; and

7.1.3 the Operating Loan (including for greater certainty the Swingline Sub-Facility) shall in any event be repayable in full on July 15, 2015 (the "**Maturity Date**");".

3.2. If there is an amount outstanding under the Swingline Sub-Facility, the Bank shall, at its option, be at liberty to make an advance under the Operating Loan (not the Swingline Sub-Facility) so that the Swingline Sub-Facility has been repaid in full, and which option shall be exercised not later than 4 Business Days after each advance is made under the Swingline Sub-Facility.

4. **Interest and Fees:**

4.1. Section 8.1 of the Initial Facility Letter shall be deleted and replaced with the following:

"8.1 Interest on the daily balance of the principal advanced under the Operating Loan, including, without limitation, all direct advances and any amounts advanced by the Bank from time to time as a result of call for payment made under any bank guarantee or letter of credit issued pursuant to the B/G Sub-Facility and any amounts advanced by the Bank from time to time upon the maturity of any Bankers' Acceptances or BA Equivalent Loans, shall be payable at a rate equal to the Bank's Prime Rate plus 2.0% per annum in the case of monies advanced in Canadian Dollars and at a rate equal to the Bank's U.S. Base Rate plus 2.0% in the case of monies advanced in U.S. Dollars, in each case calculated monthly, from the date of advance, both before and after demand, default and judgment, until actual payment is made, with overdue interest to become principal and bear interest at the same rate; by accepting this letter, the Borrower acknowledges that, as of July 31, 2012, the Bank's Prime Rate was 3.0% per annum and the Bank's U.S. Base Rate was 3.75% per annum; a certificate of a Vice President or Assistant Vice-President of the Bank shall be conclusive evidence of the Bank's Prime Rate and the Bank's U.S. Base Rate from time to time;"

4.2. In addition to the fees payable by the Borrower under the Initial Facility Letter, the Borrower shall pay to the Bank:

4.2.1. for remittance to Export Development Canada ("**EDC**"), the sum of $75,000 (the "**EDC Fee**"), upon the Bank advising the Borrower that the Participation Agreement, as defined in Section 6.1.1(d) below, has been executed by the Bank and EDC; and

4.2.2. in accordance with Section 6 of Schedule A to the Initial Facility Letter, at the time of stamping of each Bankers' Acceptance or BA Equivalent Loan, a stamping fee of 3.25% per annum of the face amount of each Bankers' Acceptance or BA Equivalent Loan as the case may be calculated over the term thereof (replaces Section 8.4.5 of the Initial Facility Letter).

5. **Security:**

The Loans and the Borrower's liabilities and obligations under the Initial Facility Letter and this first supplemental facility letter shall be evidenced and secured by the Security Documents (as defined and as set forth in the Initial Facility Letter) and by the following documents:

5.1. line of credit by way of current account overdraft agreement with respect to the Swingline Sub-Facility from the Borrower in the principal amount of Cdn.$10,000,000;

5.2. amendment to the existing line of credit by way of current account overdraft agreement from the Borrower in the principal amount of Cdn.$50,000,000 that accounts for, among other things, advances in Canadian Dollars made under the Swingline Sub-Facility;

5.3. amendment to the existing agreement for U.S. Dollar line of credit by way of current account overdraft from the Borrower in the principal amount of the lesser of US$40,000,000 and the U.S. Dollar Equivalent of Cdn.$50,000,000 that accounts for, among other things, advances in United States Dollars made under the Swingline Sub-Facility; and

5.4. such additional certificates, documents and opinions as the Bank and its solicitors may reasonably require.

6. **Conditions Precedent:**

6.1. It shall be a condition precedent to:

6.1.1. the amendments to the Loans as set out in this first supplemental facility letter and the continued availability of the Loans that the Bank shall have received the following, in form and substance satisfactory to the Bank or its solicitors:

(a) this first supplemental facility letter accepted by the Borrower;

(b) the Security Documents set out in Section 5 above properly executed;

(c) confirmation that the Borrower is in compliance with each of the terms and conditions of the Initial Facility Letter and this first supplemental facility letter;

(d) a participation agreement (the "**Participation Agreement**") between the Bank and EDC in which, on terms and conditions satisfactory to the Bank and EDC, the Bank agrees to sell and EDC agrees to purchase a 50% participating interest in the Operating Loan; and

(e) the EDC Fee;

6.1.2. any advances made under the Operating Loan including the issuance of bank guarantees or letters of credit under the B/G Sub-Facility or documentary credits under the Import Loan Sub-facility that:

(a) no Event of Default shall have occurred and be continuing;

(b) the representations and warranties contained in Section 1 of Schedule A to the Initial Facility Letter or any other Security Documents shall be true and correct in all material respects on the date of such advance;

(c) the Bank shall have received not less than 5 Business Days' notice of an advance requested under the Operating Loan (other than under the Swingline Sub-Facility, the B/G Sub-Facility and the Import Loan Sub-Facility);

(d) at the time of making each advance, EDC has advanced to the Bank its proportionate share of such advance as determined pursuant to the Participation Agreement (other than under the Swingline Sub-Facility, the B/G Sub-Facility and the Import Loan Sub-Facility); and

(e) after giving effect to the proposed advance, the aggregate of all outstanding direct advances by the Bank under the Swingline Sub-Facility, bank guarantees issued and outstanding by the Bank under the B/G Sub-Facility, documentary credits issued and outstanding by the Bank under the Import Loan Sub-Facility and outstanding advances by the Bank under the Operating Loan (other than under the Swingline Sub-Facility) shall not exceed Cdn.$50,000,000 or the Canadian Dollar Equivalent thereof.

7. **Conditions of Loans:**

So long as the Loans remain available to the Borrower and are not cancelled, the covenants of the Borrower set out in Section 11 of the Initial Facility Letter shall continue to apply except:

7.1. Sections 11.2.2, 11.2.4 and 11.2.5 of the Initial Facility Letter shall be deleted and replaced with the following:

"11.2.2 permit the amount advanced and outstanding under the Operating Loan (including Bankers' Acceptances or BA Equivalent Loans, outstanding bank guarantees or letters of credit under the B/G Sub-Facility and documentary credits under the Import Loan Sub-Facility) at any time be greater than the Borrowing Base less $5,000,000;

"11.2.4 incur any additional indebtedness for borrowed money other than firstly by way of the indebtedness outstanding under the Senior Notes (being US$210,000,000 and due in April, 2021), secondly, by way of indebtedness to a maximum of Cdn.$25,000,000, which shall include indebtedness that is

secured by Purchase Money Liens to the extent Purchase Money Liens are Permitted Liens (and which in this instance will include the Cdn.$13,188,000.00 lease financing facility being entered into by the Borrower with the Bank pursuant to an offer to lease dated on or about July 18, 2012 issued by the Bank to the Borrower, as amended, supplemented and restated from time to time) and thirdly, indebtedness to a maximum of Cdn.$15,464,000 outstanding under the Power Purchase Rights Loans;

"11.2.5 redeem, purchase or prepay any of the Senior Notes if any direct advances are outstanding under the Operating Loan, including any direct advances arising as a result of a call for payment under any bank guarantees or letters of credit issued under the B/G Sub-Facility; for greater certainty, if there exists no Event of Default and no direct advances are outstanding under the Operating Loan as aforesaid, then the Borrower may use its own cash resources to redeem, purchase or prepay any of the Senior Notes and then notify the Bank in writing thereof; and further provided that the Borrower may purchase Senior Notes from its employees in circumstances where the Borrower has lent monies to its employees to assist in the employee's purchase of Senior Notes and such notes have been pledged to the Borrower as security for the employee's loan(s), and the employee defaults on its obligations to the Borrower enabling the Borrower to purchase the pledged Senior Notes;".

8. **Bankers Acceptances:**

Section 6 of Schedule A to the Initial Facility Letter shall be amended in that Section 6.15 shall be added where applicable as follows:

"6.15 Notwithstanding anything to the contrary contained in this section 6, when an advance is requested by way of one or more Bankers' Acceptances in accordance with the Participation Agreement, EDC shall in lieu of advancing its pro rata amount of such Bankers' Acceptances, make available to the Bank to then remit to the Borrower on the date of the advance a loan (a "**BA Equivalent Loan**") in Canadian Dollars equal to such pro rata amount, adjusted to the amount of the BA Discount Proceeds. The Bank is authorized to deduct on behalf of EDC from such BA Equivalent Loan an amount equal to the stamping fee that would have been applicable had it been able to accept Bankers' Acceptances. The BA Equivalent Loan shall have a term equal to the term of the Bankers' Acceptances that EDC would otherwise have accepted and the Borrower shall, at the end of that term, be obligated to pay the Bank, on behalf of EDC an amount equal to the aggregate face amount of the Bankers' Acceptances that EDC would otherwise have accepted (being the entire

principal amount of such BA Equivalent Loan together with interest thereon). All provisions of the Facility Letter and the first supplemental facility letter applicable to Bankers' Acceptances and the Bank which accepts Bankers' Acceptances shall apply *mutatis mutandis* to BA Equivalent Loans and notional advances by EDC to the Bank and then to the Borrower and without limiting the foregoing, advances under the Operating Loan shall include these notional BA Equivalent Loans."

9. <u>**Definitions:**</u>

9.1. The following definitions shall also be added to the Initial Facility Letter:

9.1.1. "**BA Discount Proceeds**" means, in respect of any BA Equivalent Loan, an amount calculated on the applicable date of advance which is (rounded to the nearest full cent, with one-half of one cent being rounded up) equal to the face amount of the Bankers' Acceptances which would otherwise have been accepted by EDC multiplied by the price, where the price is calculated by dividing one by the sum of one plus the product of (i) the BA Discount Rate applicable hereto expressed as a decimal fraction multiplied by (ii) a fraction, the numerator of which is the term of such Bankers' Acceptances which would otherwise have been accepted by EDC and the denominator of which is 365, which calculated price will be rounded to the nearest multiple of 0.001%;

9.1.2. "**BA Discount Rate**" means, (a) with respect to any Bankers' Acceptances issued or BA Equivalent Loan made by a lender named on Schedule I to the *Bank Act* (Canada), the average rate that appears on the Reuters Screen CDOR Page at or about 10:00 a.m. (Toronto time) on the applicable Drawdown Date, for Bankers' Acceptances having an identical maturity date, provided that, in the event the aforesaid rate is unavailable, the rate shall be the rate in effect for the Agent as its discount rate at or about 10:00 a.m. (Toronto time) on the applicable date of advance for Bankers' Acceptances having an identical maturity date, (b) with respect to any Bankers' Acceptances issued or BA Equivalent Loan made by a lender that is named on Schedule II or Schedule III to the *Bank Act* (Canada), and (c) with respect to any BA Equivalent Loan notionally made by the Bank pursuant to participating advances made to it by EDC on the terms of the Facility Letter as amended, the discount rate at which the Bank issues Bankers' Acceptances; and

9.1.3. "**BA Equivalent Loan**" has the meaning defined in section 6.1.5 of this Schedule A hereto.

9.2. In the definition of "Compensating Amount" in the Schedule to the Initial Facility Letter, wherever Bankers' Acceptances appear in such definition, the words "or any BA Equivalent Loans" shall be added thereafter.

10. **Lapse, Cancellation, Annual Review:**

This first supplemental facility letter shall lapse and all obligations of the Bank hereunder and in respect of the Loans shall cease, all at the option of the Bank if in the opinion of the Bank there has been a Material Adverse Change or if the conditions precedent hereunder have not been met by October 31, 2012. The availability of the Loans and the terms and conditions of the offer of credit contained herein shall be subject to periodic review by the Bank in the Bank's sole discretion, and the Bank shall be under no obligation to conduct any such review or to provide a renewal letter or extension letter or other notification of such review if such review is conducted. The Bank shall have the option to conduct corporate, personal property registry and land registry searches in respect of the Borrower not less than annually, at the Borrower's sole cost. Upon the occurrence of an Event of Default and demand being made by the Bank for repayment of the amount outstanding under the Loans, or any of them, any unadvanced portion of the Loans shall be immediately cancelled and the Borrower shall, in respect of each bank guarantee, letter of credit, documentary credit and Bankers' Acceptance or BA Equivalent Loan issued under the Loans and within 15 days from the date demand is made, either:

10.1. pay to the Bank the face amount of the applicable bank guarantee, letter of credit, documentary credit or Bankers' Acceptance or BA Equivalent Loan, as the case may be; or

10.2. pledge in favour of and on terms and conditions acceptable to the Bank, as continuing security for its contingent obligations and liabilities to the Bank in respect of the applicable bank guarantee, letter of credit, documentary credit or Bankers' Acceptance or BA Equivalent Loan, as the case may be, cash collateral or a deposit instrument or other liquid collateral security in a form acceptable to the Bank in an amount equal to the face amount of the applicable bank guarantee, letter of credit, documentary credit or Bankers' Acceptance or BA Equivalent Loan.

Unless otherwise defined herein, all the words capitalized in this first supplemental facility letter shall have the meanings ascribed to such terms in the Initial Facility Letter.

Without limitation of any of the foregoing, the Borrower acknowledges and agrees that this shall not, by virtue of any amendments to the Initial Facility Letter be deemed to have been any refinancing, repayment, extinguishment or novation of any indebtedness, obligation or liability of the Borrower existing at the date of issuance of this first supplemental facility letter.

The Initial Facility Letter shall henceforth be read and construed in conjunction with this first supplemental facility letter and shall be deemed to be amended and supplemented hereby, but only to such extent as may be necessary to give full force and effect to the provisions hereof. Nothing contained in this first supplemental facility letter shall in any way prejudice or derogate from any provision contained in the Initial Facility Letter, except to the extent that any provision of this first supplemental facility letter may be inconsistent or conflict with any provision of the Initial Facility Letter, in which case the provisions hereof shall prevail, but save as aforesaid the Initial

Facility Letter and all the terms, covenants and conditions thereof, shall be and continue to be in full force and effect as extended, supplemented and amended hereby.

The Loans shall continue to be subject to periodic review to be conducted by the Bank in the Bank's sole discretion, and the Bank shall be under no obligation to conduct any such review or to provide a renewal letter or extension letter or other notification of such review if such review is conducted.

This first supplemental facility letter and the terms, covenants and conditions contained herein shall survive the execution and delivery of the Security Documents and the funding of any advance under the Loans provided for herein.

Kindly acknowledge and confirm your agreement to and acceptance of the foregoing terms and conditions by returning the enclosed duplicate copy of this letter executed by the Borrower by not later than August 31, 2012. The Bank shall then instruct its solicitors to prepare the additional Security Documents.

Yours very truly,
HSBC BANK CANADA

By: Chris Sheppard
Assistant Vice President
Commercial Banking

By: Douglas Brandes
Vice President
Commercial Banking

••••••

AGREED TO AND ACCEPTED THIS 27TH DAY OF AUGUST, 2012.

THE BORROWER:

MILLAR WESTERN FOREST PRODUCTS LTD.
by its authorized signatory(ies):

Name: J. CRAIG ARMSTRONG
Title: PRESIDENT & CEO

KEVIN EDGSON
VICE PRESIDENT & CHIEF FINANCIAL OFFICER